FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 12, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

STEPHEN HESTER TO LEAVE RBS

The Board of Directors of The Royal Bank of Scotland Group plc (RBS) today announced that Stephen Hester will be stepping down as the Group's Chief Executive later this year.  The Board believes that an orderly succession process will give a new CEO time to prepare the privatisation process and to lead the bank in the years that follow. Stephen was unable to make that open-ended commitment following five years in the job already.

The search for a successor will commence immediately, led by Philip Hampton on behalf of the Board, and will consider both internal and external candidates. Stephen will continue to lead the business until December 2013 to ensure a smooth handover, unless a successor is in post before then.

Stephen was appointed to the Board in October 2008 and to the position of Group Chief Executive in November 2008.  Since then he has led the rescue of RBS, its recovery plan and one of the largest and most complex company restructurings ever seen. Nearly five years into the strategic plan, RBS has made huge progress in becoming a strong bank, with balance sheet and funding transformed and the business fundamentally re-shaped. It is now beginning to prepare for possible share sales by the UK Government.  Accordingly, both the Board and Stephen agreed this provided a window to begin a transition of leadership.

Stephen Hester, CEO of RBS said: "It has been nearly five years since I joined RBS after the bank was rescued by the Government. In that time we have reduced the bank's balance sheet by nearly a trillion pounds, repaid hundreds of billions of taxpayer support, and removed the imminent threat that this bank's size and complexity posed to the UK economy. All the while we supported 30 million customers every day to help them manage their finances.

"We are now in a position where the Government can begin to prepare for privatising RBS. While leading that process would be the end of an incredible chapter for me, ideally for the company it should be led by someone at the beginning of their journey. I will therefore step down at the end of this year to allow a new CEO to lead the Group in this next stage. Over the coming months I will put all my effort into completing the final recovery and continuing to build a strong customer focused culture. I thank all of the people of RBS for their support and wish them all the best for the future."

Philip Hampton, Chairman of RBS, said: "On behalf of the Board I would like to thank Stephen for his leadership and dedication over the past five years. In the midst of a major crisis, he accepted the challenge of stabilising the bank, turning it around, and putting us in a position where we can begin to plan for returning the organisation to the private sector. His achievements have been considerable.

"We will continue Stephen's work to remove the barriers to privatisation over the next year and continue to do everything possible to support the British economy. Stephen will be leaving RBS in a vastly improved position that many would have thought impossible five years ago."

At the point of Stephen's departure, in line with his contractual arrangements, he will receive payment in lieu of notice of £1.6m representing 12 months pay and benefits. He will not receive a bonus for 2013, which is also in line with contract terms.

Stephen's unvested Long Term Incentive Plan (LTIP) awards will be reduced significantly through pro rating in line with normal policy. Current expectations are that approximately 2 million shares will be available to vest after time pro rating. The awards will also be subject to published performance conditions which will be assessed at the end of the performance period in line with plan rules. At an expected value of 45% the awards would be worth around £3m at today's share price. The number of shares is capped at 65% which would be just over £4m at today's share price.

Contacts
Investor Relations	Media Relations
Richard O'Connor	+44 131 523 4205
+44 20 7672 1758

Notes to Editors

Stephen Hester was previously chief executive of The British Land Company PLC, chief operating officer of Abbey National plc and prior to that held positions with Credit Suisse First Boston including that of chief financial officer, head of fixed income and co-head of European investment banking.  After its nationalisation in 2008 he served as non-executive Deputy Chairman of Northern Rock.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	June 13, 2013	By:	/s/ Alan Mills
			Name:	Alan Mills
			Title:	Assistant Secretary